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Exhibit 3.7

FIRST AMENDED AND RESTATED ARTICLES OF ORGANIZATION
OF
VALVINO LAMORE, LLC

        Pursuant to Nevada Revised Statutes Section 86.221, the undersigned does hereby declare and certify that:

        1.    The name of the limited liability company is Valvino Lamore, LLC, a Nevada limited liability company (the "Company").

        2.    The Company is currently managed by its sole member.

        3.    The Articles of Organization of the Company shall be amended and restated as follows:

ARTICLE I
NAME

        The name of the Company is Valvino Lamore, LLC.

ARTICLE II
REGISTERED OFFICE AND RESIDENT AGENT

        The Company's resident agent and the address of the registered office where process may be served in the State of Nevada is currently Marc H. Rubinstein, 3145 Las Vegas Blvd. South, Las Vegas, Nevada 89101, or such other resident agent and registered office as the member shall, from time to time, determine.

ARTICLE III
INDEMNIFICATION AND PAYMENT OF EXPENSES

        In addition to any other rights of indemnification permitted by the laws of the State of Nevada as may be provided for by the Company in these articles of organization, the Company's operating agreement or any other agreement, the expenses of the member incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such member in its capacity as a member of the Company, must be paid by the Company, or through insurance purchased and maintained by the Company or through other financial arrangements made by the Company as permitted by the laws of the State of Nevada, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an unsecured undertaking by or on behalf of the member to repay the amount if it is ultimately determined by a court of competent jurisdiction that it is not entitled to be indemnified by the Company. Any repeal or modification of this Article III approved by the member of the Company shall be prospective only. In the event of any conflict between this Article III and any other article of the Company's articles of organization, the terms and provisions of Article III shall control.

ARTICLE IV
MANAGEMENT

        The management of the Company shall be vested in its sole member. The name and address of the sole member of the Company is Wynn Resorts, Limited ("WRL"), 3145 Las Vegas Blvd. South, Las Vegas, Nevada 89109. The member may designate or authorize, by provision either in the Company's operating agreement or in another writing, one or more persons, officers or employees of the Company who may, in the name and on behalf of the Company, and in lieu of or in addition to the member, contract debts or incur liabilities, and sign contracts or agreements (including, without limitation, instruments and documents providing for the acquisition, mortgage or disposition of property of the Company), and may authorize the use of facsimile signatures of any such persons, officers or employees.

ARTICLE V
ORGANIZER

        The name and post office box or street address of the organizer of the Company was Ellen Schulhofer, Esq., 300 S. Fourth Street, Ste. 1200, Las Vegas, Nevada 89101.

ARTICLE VI
PURPOSES

        The character and general nature of the business to be conducted by the Company shall include, without limitation, the ownership, directly or indirectly, of an interest in an entity that will develop, own, operate, manage and conduct gaming in a resort/casino to be known as "Le Rêve" and to be located at or about 3131 Las Vegas Boulevard South, Las Vegas, Nevada. The Company's purposes shall also include the engagement in, conduct of and promotion of any other act or activity permitted under applicable law and all acts or activities as may be necessary or incidental to the Company's business.

ARTICLE VII
GAMING RESTRICTIONS

        Section 7.1    Transfer of Interest in the Company.    Notwithstanding anything to the contrary expressed or implied in these articles of organization, once the Company has been registered with or licensed by the Nevada Gaming Commission (the "Commission"), the sale, assignment, transfer, pledge or other disposition thereafter of any interest in the Company shall be ineffective unless approved in advance by the Commission. If at any time the Commission finds that a member which owns any such interest is unsuitable to hold that interest, the Commission shall immediately notify the Company of that fact. The Company shall, within ten days from the date that it receives the notice from the Commission, return to the unsuitable member the amount of its capital account as reflected on the books of the Company. Beginning on the date when the Commission serves notice of a determination of unsuitability, pursuant to the preceding sentence, upon the Company, it shall be unlawful for the unsuitable member: (a) to receive any share of the distribution of profits or cash or any other property of, or payments upon dissolution of, the Company, other than a return of capital as required above; (b) to exercise directly or through a trustee or nominee, any voting right conferred by such interest; (c) to participate in the management of the business and affairs of the Company; or (d) to receive any remuneration in any form from the Company, for services rendered or otherwise.

        Section 7.2    Determination of Unsuitability.    Any member that is found unsuitable by the Commission shall return all evidence of any ownership in the Company to the Company, at which time the Company shall, within ten days after the Company receives notice from the Commission, return to the member in cash, the amount of its capital account as reflected on the books of the Company, and the unsuitable member shall no longer have any direct or indirect interest in the Company.

        Section 7.3    Redemption of Interest.    Notwithstanding the foregoing, to the extent permitted by applicable law and the Commission, if a member has been found by the Commission to be unsuitable, the Company shall have the right to redeem such member's interest in the Company as provided in any agreement among the Company and its member.

ARTICLE VIII
SEPARATENESS COVENANTS AND COMPANY RESTRICTIONS

        Section 8.1    Conduct.    The Company shall (a) conduct business in its own name and hold itself out as a separate entity, (b) correct any known misunderstanding regarding its separate identity, (c) maintain a separate office location or, if the Company shares office space with others, pay its fair allocable share of overhead costs, (d) have separate stationery and checks in its own name (as well as separate invoices in its own name to the extent that the Company uses invoices in the conduct of its business), and (e) observe all organizational formalities. The Company shall not use the name of WRL or any other Person (as hereinafter defined), or permit WRL or any other Person to use the name of the Company; or engage in any other action that would reasonably be expected to call into question the separate identity of (i) the Company or any of the other Restricted Entities (as hereinafter defined) from (ii) any of the Wynn NR Entities (as hereinafter defined), or to create or increase any risk that the assets of the Company will be consolidated with those of the Wynn NR Entities or any other Person (other than a Restricted Entity) under applicable federal or state bankruptcy or insolvency law. The Company shall maintain adequate capital in light of its contemplated business purpose, transactions and liabilities; provided, however, that the foregoing shall not be construed as imposing an obligation on any member to contribute additional capital to the Company in order to satisfy the liabilities of the Company (it being understood, however, that a member separately may incur contractual liabilities with respect to certain liabilities of the Company, including pursuant to the Indenture Documents and the Bank Documents). For these purposes, (A) the term "Wynn NR Entities" shall mean WRL and any of its Affiliates (defined below) (excluding, however, the Restricted Entities); (B) the term "Restricted Entities" shall mean the Company; Wynn Las Vegas Capital Corp., a Nevada corporation; Palo, LLC, a Delaware limited liability company; Wynn Resorts Holdings, LLC, a Nevada limited liability company; Desert Inn Water Company, LLC, a Nevada limited liability company; Wynn Design & Development, LLC, a Nevada limited liability company; World Travel, LLC, a Nevada limited liability company; Las Vegas Jet, LLC, a Nevada limited liability company; and Wynn Las Vegas, LLC, a Nevada limited liability company; (C) the term "Person" shall mean a natural person, any form of business or social organization and any other non-governmental legal entity including, but not limited to, a corporation, partnership, association, trust, unincorporated organization, estate or limited liability company; (D) the term "Indenture Documents" shall mean that certain Indenture, by and among Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp., as joint and several obligors, Desert Inn Water Company, LLC, Wynn Design & Development, LLC, Wynn Resorts Holdings, LLC, Las Vegas Jet, LLC, World Travel, LLC, Palo, LLC and Valvino Lamore, LLC, as guarantors, and Wells Fargo Bank Northwest, National Association, as trustee, entered into in connection with the offer and sale of up to $450,000,000 aggregate principal amount of Second Mortgage Notes due 2010 of Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp., and all documents, instruments and agreements executed or delivered in connection therewith, as the foregoing may from time to time be supplemented, modified, amended, restated, refinanced or replaced, with the same or any successor or replacement trustee or agent; and (E) the term "Bank Documents" shall mean that certain Credit Agreement, among Wynn Las Vegas, LLC, the lenders party thereto, Deutsche Bank Securities, Inc., as lead arranger and joint book running manager, Deutsche Bank Trust Company Americas, as administrative agent and swing line lender, Banc of America Securities LLC, as lead arranger, joint book running manager and syndication agent, Bear, Stearns & Co. Inc., as arranger and joint book running manager, Bear Stearns Corporate Lending Inc., as joint documentation agent, and Dresdner Bank AG, New York Branch, as arranger and joint documentation agent, entered into to finance the development and construction of the Le Reve Casino Resort, and all documents, instruments and agreements executed or delivered in connection therewith, as the foregoing may from time to time be supplemented, modified, amended, restated, refinanced or replaced, with the same or any successor or replacement agents and lenders.

        Section 8.2    Obligations.    All obligations and indebtedness of any kind incurred by the Company shall be paid from the assets of the Company and the Company's assets shall not be used to pay any obligation or indebtedness of Wynn NR Entities. The Company shall not hold itself out, or permit itself to be held out, as having agreed to pay or be liable for the debts of any of the Wynn NR Entities or hold out its credit or assets as being available to satisfy the obligations of others and shall not cause or permit others to hold out their credit or assets as being available to satisfy its obligations except for guarantees among the Restricted Entities.

        Section 8.3    Compliance with Laws.    The Company shall comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property, except to the extent contested in good faith.

        Section 8.4    Employees.

          (a)  The Company shall require that all full-time employees of the Company identify themselves as such and not as employees of any of the Wynn NR Entities (including, without limitation, by means of providing appropriate managers and employees with business or identification cards identifying such managers and employees as the Company's managers and employees).

          (b)  To the extent the following Persons provide services to the Company, the Company shall compensate all managers, employees, consultants and agents directly, from Company's bank accounts, for services provided to the Company by such managers, employees, consultants and agents, except to the extent that any manager, employee, consultant or agent of the Company is also a manager, employee, consultant or agent of any of the Wynn NR Entities and the compensation of such manager, employee, consultant or agent is allocated between the Company and such Wynn NR Entities on a basis that reflects in a reasonable manner the services rendered to the Company and such Wynn NR Entities.

        Section 8.5    Affiliate Transactions.

          (a)  The Company shall conduct all transactions with any Wynn NR Entities on an arms'-length basis, excluding payment of certain management fees or distributions to the extent of available and unrestricted funds, and only as permitted by the agreements governing its indebtedness or other obligations. The Company shall allocate all overhead expenses (including, without limitation, shared office space and telephone and other utility charges) for items shared between the Company and such Wynn NR Entities on the basis of actual use to the extent practicable and, to the extent such allocation is not practicable, on a basis reasonably related to actual use. The Company shall not commingle any funds or other assets with those of any Wynn NR Entities, and the Company shall maintain its books, records, and accounts in a manner that appropriately reflects that its assets and liabilities are separate and apart from those of its Affiliates, including any Wynn NR Entities. The Company will not acquire any obligations or securities of any Wynn NR Entities. For these purposes, the term "Affiliate" shall mean with respect to a specified Person, any other Person who or which is (i) directly or indirectly controlling, controlled by or under common control with the specified Person, or (ii) any member, stockholder, director, officer, manager, or comparable principal of, or relative or spouse of, the specified Person. For purposes of this definition, "control", "controlling", and "controlled" mean the right to exercise, directly or indirectly, more than fifty percent of the voting power of the stockholders, members or owners and, with respect to any individual, partnership, trust or other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

          (b)  Except for master or blanket policies covering the Company and any Affiliate(s) or the property of the Company and Wynn NR Entities, the costs of which are allocated between the Company and any Wynn NR Entities on a reasonable basis, the Company will not permit itself to be named as an insured on the insurance policy covering the property of any Wynn NR Entities or enter into an agreement with the holder of such policy whereby in the event of a loss in connection with such property, proceeds are paid to the Company.

          (c)  The Company shall not permit any Wynn NR Entities to pay any part of the Company's operating expenses except pursuant to allocation arrangements that comply with the requirements of this Article VIII.

[signature on following page]

        IN WITNESS WHEREOF, the undersigned sole member of the Company has hereunto executed these First Amended and Restated Articles of Organization as of the 21st day of October, 2002.

Wynn Resorts, Limited
By:	/s/ MARC H. RUBINSTEIN Marc H. Rubinstein, Senior Vice President, General Counsel and Secretary

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  Exhibit 3.7